SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:   June 22, 2004

Securities Authority	Tel-Aviv Stock Exchange Ltd.	Companies Registrar
22 Kanfei Nesharim St	54 Ehad Ha'am St	97 Yafo St
Jerusalem	Tel-Aviv	Jerusalem
Fax: 02 6513940	Fax: 03 5105379	Fax: 02 247874

Dear Sir / Madam,

RE: IMMEDIATE REPORT

RoboGroup T.E.K. Ltd. (the “Company”) reports that on June __, 2004, it entered into a share purchase agreement with Cornell Capital Partners LP (“Cornell”), pursuant to which, Cornell agreed to purchase from the Company and the Company agreed to issue and/or sell to Cornell (the “Sale” or “Sales”), shares of the Company in the aggregate amount of up to $5,500,000 over a period of 24 months (the “Agreement”).

The Sale of shares to Cornell will be at the discretion of the Company and in accordance with the Company’s requirements on the relevant Saledates, provided however, that each Sale shall be no more than $250,000 and that there shall be no more than one Sale per week. The Sale of the shares to Cornell will be at the market price as of the date of Sale and in accordance with the terms of the Agreement. The Company has not undertaken, according to the terms of the Agreement, to make any Sales for any minimum amount.

The Agreement provides that, in consideration for Cornell’s undertakings, the Company shall pay Cornell an amount equal to 5% of the purchase price paid by Cornell for the Sale of the shares and the following additional sums:
(a)	approximately $100,000 payable immediately upon receipt of the approvals referred to below and in accordance with the terms of the Agreement; and
(b)	approximately additional $110,000 payable in the event that the Company actually sells shares in an aggregate amount exceeding $2,000,000; all in accordance with the terms of the Agreement.

Performance of the terms of the Agreement is subject to the approval of the shareholders of the Company at their General Meeting which will be detailed in the report that the Company will file in accordance with the Israeli Securities Regulations (Private Placement of an Israeli Listed Company), 2000, and the declaration of effectiveness of the Company’s registration statement (on Form F-2) to be filed with the SEC.

RoboGroup T.E.K. Ltd.

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